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May 20, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Melissa Kindelan, Senior Staff Accountant; Eiko Yaoita Pyles, Staff Accountant

Re:	ASML Holding N.V. 20-F Filed February 12, 2020 (File No: 001-33463)

Dear Ms. Kindelan and Ms. Pyles:

On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Roger J.M. Dassen, dated May 7, 2020, with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”).

Set forth below are the responses to the Staff’s comments, which for the convenience of the Staff have been provided in each case following the text of the comment in the Staff’s letter.

Form 20-F for the Fiscal Year ended December 31, 2019

Notes to the Consolidated Financial Statements

Revenue from contracts with customers, page 141

Comment 1:	You disclose that transfer of control and recognition of revenue occurs for new system sales upon either delivery or acceptance of the system. Please tell us how you considered whether control transfers over time as these systems appear to include specialized equipment and it is unclear whether you have an enforceable right to payment for performance completed to date. Further, expand your disclosures to clarify these terms. Refer to ASC 606-10-25-27.

Securities and Exchange Commission

May 20, 2020

Response:	When ordering a new system, ASML’s customers choose certain factory options from ASML’s product catalogue to add to ASML’s base system, creating their desired configuration. Throughout most of the production cycle the new systems are standardized and interchangeable, until a point in the final stages where the system starts to be configured for a specific purchase order. Once completed, the system goes through a Factory Acceptance Test for the customer to verify whether the system meets its standard specifications and any additional technical and performance criteria agreed with the customer., as well as to grant approval for ASML to ship the system. If after configuring a system for a specific purchase order the customer was to cancel, ASML can rework the system configuration without significant costs relative to the total costs of the system and sell the system for a similar profit. Additionally, ASML is not restricted contractually from readily directing a system for another use until transfer of legal title. ASML continually reallocates its inventory production to best match the changing requested delivery dates of its customers. As a result, the systems are determined to have an alternative use, in accordance with ASC 606-10-25-28 and ASC 606- 10-55-8 through 10. As the systems have an alternative use, it was determined control does not transfer over time in accordance with ASC 606-10-25-27(c). ASML will enhance its disclosure in future filings by including its determination that systems are concluded to have alternative use.

ASML also acknowledges the Staff’s comment to expand its disclosure to address whether ASML has an enforceable right to payment for work completed to date. In an effort to provide more clear disclosure on contract terms, ASML will also disclose in its future filings that ASML’s contracts with customers typically contain cancellation penalties that provide economic protection from the risk of customer cancellation.

Comment 2:	You indicate that time based software licenses and related services are sold together, not considered individually distinct, and the transfer of control takes place over the license term. Please tell us the nature of these related services and explain why they are not distinct from the software license. Further, tell us the amount of revenue recognized for these arrangements for each period presented and, to the extent material, revise your disclosures accordingly. Refer to ASC 606-10-25-21.

Response:	ASML acknowledges the Staff’s request to understand the revenue recognized in accordance with its accounting policy for time-based software licenses and related services, as well as if this revenue recognized is material. ASML has one product offering that is sold through a time- based license agreement, for which revenue is recognized under this accounting policy. The amount of revenue recognized for these arrangements for the years ended December 31 2019, 2018 and 2017 was €105 million, €107 million and €96 million, respectively, which is approximately 1% of each year’s total revenue. ASML considers the revenues from these arrangements, and any potential allocation among the promises of these contracts, to be immaterial.

ASML also acknowledges the Staff’s request to better understand the nature of these arrangements and its conclusion that the related services are not distinct from the software license. A customer enters into these arrangements for ASML to assist the customer in optimizing its chip designs through a combination of using ASML’s software and the related services from ASML’s engineers. The agreements contain a right to use a software product, through a time-based license, and related support services, for a period ordinarily between 2 to 5 years. The related support services include continuous customization of the software to meet customer technical requirements, consulting advice, providing available software updates, assistance in using the software, troubleshooting and general customer service support. ASML has expert engineers continuously available to support the customer throughout the license period.

As the customers chip designs change over the license term, the software requires adaptation to meet the desired use of the customer, which can only be performed by ASML. The support services thus significantly modify and customize the software and its functionality throughout

Securities and Exchange Commission

May 20, 2020

the license term, adapting to rapidly changing customer requirements over time. As a result, the support services are integral to the customer’s ability to continue to use the software license in the rapidly changing technological environment, and the benefit the customer can derive from the software license on its own is thus limited. This is further supported by ASML’s experience that a customer would not purchase the software without the related support services.

In accordance with ASC 606-10-25-19(b), ASC 606-10-25-21 through 22 and ASC 606-10-55-364 through 366, ASML has concluded the benefit that the customer could obtain from the software license over the contract term without the support services would be significantly limited. As a result, ASML’s promises to grant the software license and to provide the expected support services are, in effect, inputs that together fulfil a single promise to deliver a combined item to the customer, in the context of the contract.

ASML will enhance its disclosure in future filings by including its basis for concluding the promises are not individually distinct, stating: “The licenses and the related service are not considered to be individually distinct as the support services are integral to the customer’s ability to continue to use the software license in the rapidly changing technological environment.”

*****

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7072 7183. If you would like to discuss any aspect of the Company’s response, please call me on +44 777 962 2129.

Sincerely,

/s/ James A. McDonald

James A. McDonald

cc:	ASML Holding N.V.

Roger J.M. Dassen

Robert Roelofs